UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

DANE EXPLORATION INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER 000-51714

NEVADA	98-0654981
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

500 McLeod Trail East - #5178 Bellingham, Washington, USA 98226
(Address of principal executive offices)

(866) 676-7678
(Registrant's telephone number, including area code)

DANE EXPLORATION INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF DANE EXPLORATION INC.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.001 per share (the “Common Stock”) of Dane Exploration Inc. (the “Company”) as of January 29, 2014 with respect to a change of the majority of directors of the Company in connection with a change of control of the Company.  This Information Statement is being distributed on January 30, 2014.

On January 29, 2014, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Portus Holdings Inc. (“Portus”), Dane Acquisition Corp. (“Dane Sub”), a wholly owned subsidiary of the Company, and David Christie, the sole executive officer, director and principal shareholder of Dane.  Under the terms of the Asset Purchase Agreement, Portus has agreed to sell the assets that comprise its “Portus Cloud” business to Dane (the “Acquisition”) and, in consideration of which, Dane will issue 50,000,000 shares of its Common Stock to Portus.  In consideration of Portus selling its Portus Cloud business to Dane, David Christie has agreed to surrender for cancellation 49,800,000 shares of Common Stock held by him.  Closing of the Acquisition is subject to a number of conditions including, but not limited to, delivery of the Portus financial statements to the Company.

As a condition to the closing of the Acquisition, Mr. Christie will resign as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and as a director of the Company and will be replaced by the following person (the “Proposed Director”):

Name of Proposed Director	Title of Proposed Director
G. Dale Murray, II	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

The resignation of Mr. Christie and the appointment of the Proposed Director will not be effected until closing of the Asset Purchase Agreement.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.     Voting Securities of the Company

As of January 29, 2014, there were 53,600,000 shares of the Company’s Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.     Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of January 29, 2014 by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	David Christie Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director	50,000,000 (direct)	93.3%
Common Stock	All Officers and Directors as a Group (1 person)	50,000,000	93.3%
5% STOCKHOLDERS
Common Stock	David Christie Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director 500 McLeod Trail East - #5178 Bellingham, Washington, USA 98226	50,000,000 (direct)	93.3%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. As of January 29, 2014, the Company had 53,600,000 shares of Common Stock issued and outstanding.

Upon completion of the Acquisition, the following table sets forth certain information concerning the number of shares of the Company’s Common Stock expected to be owned beneficially by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed shall possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock
DIRECTORS AND OFFICERS
Common Stock	G. Dale Murray, II Director, Chief Executive Officer, Chief Financial Officer, President, Secretary & Treasurer	50,000,000(1) (indirect)	92.9%
Common Stock	All Officers and Directors as a Group (1 person)	50,000,000(1) (indirect)	92.9%
5% STOCKHOLDERS
Common Stock	G. Dale Murray, II Director, Chief Executive Officer, Chief Financial Officer, President, Secretary & Treasurer	50,000,000(1) (indirect)	92.9%

(1)
Those shares denoted as being beneficially owned by Mr. Murray consist of 50,000,000 shares held directly by Portus Holdings Inc., which is a company controlled by Mr. Murray.  Upon completion of the Acquisition, the Company will have 53,800,000 shares of Common Stock issued and outstanding.

3.           Changes in Control

Upon completion of the Acquisition as described above, there will be a change of control in the Company.  In consideration of the assets that comprise the “Portus Cloud” business, the Company will issue 50,000,000 shares of its Common Stock to Portus. In addition, Mr. Christie will surrender for cancellation 49,800,000 shares of Common Stock held by him in conjunction with closing of the Acquisition.

As a condition to the closing of the Acquisition, Mr. Christie will resign as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and as a director and will be replaced by the following Proposed Director:

Name of Proposed Director	Title of Proposed Director
G. Dale Murray, II	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

The appointment of the Proposed Director in place of Mr. Christie will not be effective until the closing of the Acquisition.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Positions
David Christie (current)	67	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

G. Dale Murray, II (upon closing)	34	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

David Christie, 67, founded Dane Explorations Inc. in March 2010 and holds the positions of President and CEO, CFO, Secretary, Treasurer and Director.

In 1978 he earned a Bachelor of Commerce degree from the University of British Columbia and after graduation started and successfully ran an international close-out merchandise import and wholesale business until 1994. During this period and to current date, he has also been an active investor in the stock market and follows market events closely. In 1994, Mr. Christie entered mortgage brokering field by joining Reliable Mortgage Corporation where he qualified to be licensed as a mortgage broker and worked there until 1998. In 1998, he moved to mortgage broker Rala Investments Inc, and has been registered with that firm as a mortgage broker through to the present date. From May 1995 to present date, Mr. Christie has also held the position of Manager at KYC Management Inc, a financial consulting firm.

Between 1972 and 1974, Mr. Christie held a Free Miners License issued by the British Columbia and Yukon Chamber of Mines which provided him the right to prospect in all unclaimed areas throughout British Columbia and the Yukon Territory. His exploration and mining experience includes owning claims and directly working as an on-site prospector on a small gold and silver exploration project. This project was located in and around the Dominion-Sulphur Placer Area, Yukon, Canada and specifically focused on Dominion Creek, Gold Run Creek and Sulphur Creek. The project ran from 1972 to 1974 and the staff complement included Mr. Christie and a business partner. The partners shared responsibility for all duties including: claim staking; filing and acquisition of claims; developing an exploration plan; purchasing supplies and logistics for movement of supplies to work sites; performing exploration work; cooking and camp management; health and safety; preparation of samples for assay; assay administration; and remediation of the work-sites.

Mr. Murray, 34, has over ten years business experience owning, operating and consulting for companies in the technology, energy and manufacturing fields.

Mr. Murray has served as president of Portus Inc., the majority stockholder in Portus Holdings Inc., since its inception in August 2011. From 2009 through 2011 Mr. Murray served as the chief operating officer of Simplified Nutrition Online, a cloud-based technology company specializing in dietary management software. His experience at this position has given Mr. Murray a unique insight into the food and beverage industry and how to provide the necessary tools to that industry. From 2006 through 2008 Mr. Murray served as president of Lightsource Mining Company and as managing member of Burnmore Coal Group, LLC, both of these companies were engaged in mining activities in Eastern Kentucky. Also during this period, Mr. Murray served as an independent consultant for several public and private companies.

During his business career Mr. Murray has cultivated relationships in both the public and private sectors. Mr. Murray is a high-energy, fiscally conscious and goal driven executive

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company:

●	Any of the Company’s directors or officers;
●	Any person proposed as a nominee for election as a director;
●	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares of Common Stock;
●	Any of the Company’ promoters; and
●	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

Portus Transaction

Under the terms of the Asset Purchase Agreement, the Company has agreed it issue 50,000,000 shares of its Common Stock to Portus for the assets that comprise the “Portus Cloud” business of Portus. In addition, Mr. Christie, our sole executive officer and director, has agreed to surrender for cancellation 49,800,000 shares of Common Stock held by him.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC.  Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).  Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company’s audit committee presently consists of our sole director. The Company does not have a compensation committee or nominating committee.

The Company’s sole director performs the functions of a nominating committee and oversees the process by which individuals may be nominated to the board of directors. The current size of the board of directors does not facilitate the establishment of a separate committee. The Company hopes to establish a separate nominating committee consisting of independent directors, if the number of its directors is expanded.

Audit Committee Financial Expert

The Company has no audit committee financial expert serving on its audit committee. The Company believes the cost related to retaining a financial expert at this time is prohibitive. Further, because of the Company’s state of development, it believes the services of a financial expert are not warranted.

DIRECTOR INDEPENDENCE

Our Common Stock is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements.  Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation.  The Company’s sole director, David Christie, is also the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. As a result, the Company does not have any independent directors.

As a result of the Company’s limited operating history and limited resources, its management believes that it will have difficulty in attracting independent directors. In addition, the Company would likely be required to obtain directors and officers’ insurance coverage in order to attract and retain independent directors. Management believes that the costs associated with maintaining such insurance is prohibitive at this time.

MEETINGS OF DIRECTORS

There were no meetings of the board of directors during the last full fiscal year and all actions taken by the board of directors were taken by consent resolution.  As such, every member of the Company’s board of directors participated in decisions made by the board.

NOMINATION AND APPOINTMENT OF DIRECTORS

It is expected that the appointment of the Proposed Director will be made by a consent resolution of the Company’s current director. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s board of directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the board of directors.  Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth total compensation paid to or earned by our named executive officers, as that term is defined in Item 402(m)(2) of Regulation S-K, during the fiscal years ended September 30, 2013 and 2012:

SUMMARY COMPENSATION TABLE
Name & Principal Position	Year End Sept 30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	Nonqualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)
David Christie President, Secretary, Treasurer, CEO & CFO	2013 2012	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0

Outstanding Awards At Fiscal Year-End

As at September 30, 2013, the Company had no outstanding equity awards.

Employment Contracts

The Company has no employment contracts, termination of employment or change-in-control arrangements with any of the Company’s executive officers or directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

DANE EXPLORATION INC.
Dated: January 30, 2014

/s/ David Christie
DAVID CHRISTIE
Chief Executive Officer, Chief Financial Officer,
President, Secretary, Treasurer and Director